SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title and Class of Securities)

408859106

(CUSIP Number)

February 17, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 408859106                                                          Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. – IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Invesco Ltd. – Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,087,224
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 1,087,224
8 SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%*
12	TYPE OF REPORTING PERSON See Item 3 of this Statement

*	Calculated based on 8,496,546 shares outstanding as of October 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2014.

CUSIP No. 408859106                                                          Schedule 13G

Item 1.

(a)      The name of the issuer is Hampshire Group, Limited., a Delaware corporation (the "Issuer").

(b)      The Issuer's principal executive offices are located at 1924 Pearman Dairy Rd., Anderson, SC 29625.

Item 2.

(a)
The name of the person filing is Invesco Ltd. (“Invesco”), a Bermuda Company, on behalf of itself and its subsidiaries.  Invesco through such subsidiaries provides investment management services to institutional and individual investors worldwide.

Executive officers and directors of Invesco or its subsidiaries may beneficially own shares of the securities of the Issuer to which this statement relates (the “Shares”), and such Shares are not reported in this statement.  Invesco and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors.  Each of Invesco’s direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by Invesco and any other subsidiary.

(b)	The principal business office of Invesco is 1555 Peachtree St. NE., Atlanta, GA 30309.

(c)	See the response to Item 2(a) of this statement.

(d)	This Statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of the Issuer.

(e)	The CUSIP Number of the Common Stock is 408859106.

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(e)  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(g)  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

As noted in Item 2 above, Invesco is making this filing on behalf of its subsidiaries. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding company.

Item 4.                   Ownership.

                Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

                Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

                Invesco Canada Ltd.  is a subsidiary of Invesco Ltd. and it advises Invesco Select Companies Fund which own 6.98% of  the Common Stock.  However no one individual has greater than 5% economic ownership.  The shareholders of the Fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8.	Identification and Classification of Members of a Group.

               Not Applicable.

Item 9.	Notice of Dissolution of Group.

               Not Applicable.

Item 10.	Certifications

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 408859106                                                          Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

CUSIP No. 408859106                                                          Schedule 13G

INVESCO LTD.
By:  /s/ Lisa Brinkley
Name: Lisa Brinkley
Title: Global Assurance Officer